UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _____)*

CALPIAN, INC.
(Name of Issuer)

Common Stock $0.001 par value
(Title of Class of Securities)

13135X108
(CUSIP Number)

Harold H. Montgomery
500 North Akard Street, Suite 2850
Dallas, TX 75201
(214) 758-8600

with a copy to:

Lawrence Schnapp
c/o TroyGould PC
1801Century Park East, 16th Floor
Los Angeles, CA 90067
(310) 789-1255
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 27, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 13135X108

1.	Name of Reporting Person Harold H. Montgomery I.R.S. Identification No. of above person (entities only) Not applicable
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds PF, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,094,484 shares
	8.	Shared Voting Power 250,000 shares
	9.	Sole Dispositive Power 5,094,484 shares
	10.	Shared Dispositive Power 250,000 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,344,484 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 27.7%
14.	Type of Reporting Person IN

ITEM 1.  SECURITY AND ISSUER

This Schedule 13D relates to the $.001 par value Common Stock (the “Common Stock”), of Calpian, Inc., a Texas corporation (f/k/a Toyzap.com, Inc.) (“Calpian” or “Company”), the principal executive offices of which are located at 500 North Akard Street, Suite 2850, Dallas, TX 75201.

ITEM 2.  IDENTITY AND BACKGROUND

(a)           Name

Harold H. Montgomery (the “Reporting Person”).

(b)           Address

The principal business address of the Reporting Person is 500 North Akard Street, Suite 2850, Dallas, TX 75201.

(c)           Principal Business and Occupations

The principal occupation of the Reporting Person is Chief Executive Officer of the Company.

(d) and (e)        Convictions or Proceedings

During the last five years, the Reporting Person has not either (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Citizenship and Place of Organization.

The Reporting Person is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information contained in Item 4 below, to the extent that it relates to the source of funds used in connection with the transactions described in Item 4, is incorporated by reference into this Item 3.

ITEM 4.  PURPOSE OF THE TRANSACTION

On May 12, 2010, the Board of Directors of the Company approved and declared a stock dividend of one (1) share of Company Common Stock for every one (1) share of Common Stock outstanding, to be issued to holders of record as of May 31, 2010, and paid on June 1, 2010. The stock dividend was effected in the form of a two-for-one stock split.  All references to Common Stock have been adjusted to reflect this split.

 The registration of Calpian’s Common Stock under the Securities Exchange Act of 1934 (the “Exchange Act”) became effective on July 26, 2010.

Acquisition of Common Stock

On April 23, 2010, before the registration of the Company’s Common Stock under the Securities Exchange Act of 1934 became effective, Lance Dean, Ray A. Balestri, and certain other shareholders (collectively, the “Selling Shareholders”) of the Company holding an aggregate of 19,825,860 shares of Common Stock of the Company entered into stock purchase agreements (collectively, the “Purchase Agreements”) with the Reporting Person, Laird Q. Cagan, Craig Jessen, affiliates thereof, and certain other purchasers (collectively, the “Purchasers”), pursuant to which the Purchasers acquired an aggregate of 19,825,860 shares of Common Stock the Selling Shareholders for aggregate cash consideration of $400,000 (the “Original Purchase Price”), paid by the Purchasers from their respective personal funds.  In the transaction, the Reporting Person, directly and through certain affiliates, paid an aggregate of $62,992.09.

Immediately upon closing of the sales contemplated by the Purchase Agreements (the “Closing”), (i) the Purchasers contributed an aggregate of 3,450,860 shares of Common Stock to the capital of the Company thereby reducing the aggregate issued and outstanding Shares of the Company to 16,549,140 shares of Common Stock, (ii) Lance Dean resigned as the sole director and officer of the Company, and (iii) the Reporting Person and Messrs. Jessen and Cagan were appointed directors of the Company; the Reporting Person was appointed Chairman, Chief Executive Officer and Secretary; Mr. Jessen was appointed President; and Mr. David Pilotte was appointed Chief Financial Officer. Upon the Closing (and taking into account the capital contribution referred to in (i), above), the Purchasers acquired in the aggregate 99.1% of the Company’s issued and outstanding Common Stock and, if they were to act together, attained voting control of the Company.

Also upon the Closing, the Purchasers and Cagan Capital, LLC (“CC”), a limited liability company managed and controlled by Mr. Cagan, entered into a Shareholders’ Agreement, dated April 23, 2010 (the “Shareholders’ Agreement”), pursuant to which, among other things, the parties agreed to vote all Company shares held by them in order to elect the nominee of CC as a Director of the Company.   The Shareholders’ Agreement has a two (2) year term.

Furthermore, at Closing, Purchasers holding all but 200,000 of the shares (as adjusted to reflect the stock dividend) acquired from the Selling Shareholders entered into a lock-up agreement with the Company pursuant to which, as amended, provides that each such Purchaser is prohibited from offering, selling, contracting to sell, transfer, hypothecate, pledge, or otherwise dispose of any shares of the Company’s Common Stock acquired under the Purchase Agreements until November 1, 2012, unless, and to the extent, such restrictions are waived by the Company.

Acquisition of Series A Convertible Preferred Stock

On August 5, 2010, the Company completed a private placement of 10,450 shares of its Series A Convertible Preferred Stock (the “Series A Preferred”) at a price of $100 per share.  Of these shares, 1,500 shares were purchased by Montgomery Investments, L.P. (the “LP”) with funds from the LP and 1,000 shares were purchased by Montgomery Non-Exempt Marital Trust, utd 01/01/07 (the “Trust”) with funds from the Trust.  All outstanding shares of Series A Preferred automatically converted into shares of Common Stock on a 100:1 basis on May 27, 2011, the one year anniversary of the filing of the Issuer’s Form 10.  The Reporting Person is a limited partner in the LP.  The general partner of LP is a member of the Reporting Person’s immediate family.  The Reporting Person may be deemed a remainderman of the Trust and may be deemed to share investment control over the shares held by the Trust.

The Reporting Person is the Chairman of the Board of Directors, Chief Executive Officer and one of three directors of Calpian.  As such, he participates in the planning and decisions of the Board of Directors and management of Calpian.  The Reporting Person may from time to time develop plans respecting, or propose changes in, the management, composition of the board of directors, policies, operations, capital structure or business of Calpian, including a possible recapitalization or sale of Calpian.

Depending upon market conditions and other factors that the Reporting Person deems material, he may purchase additional shares of Common Stock or other securities of Calpian in the open market, in private transactions or from Calpian, or may dispose of all or a portion of the shares of Common Stock or other securities of Calpian that he now owns or hereafter may acquire.

Except as described in the preceding paragraphs, the Reporting Person does not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions.  The Reporting Person reserves the right to formulate plans or make proposals, and take such actions with respect to his investment in Calpian, including any or all of the items specified in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions and any other actions as he may determine.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The following information is based upon a total of 19,269,184 shares of Calpian Common Stock, consisting of 16,885,584 shares of Common Stock, as described in Calpian’s Definitive Proxy Statement on Schedule 14A, dated May 10, 2011 (the “Proxy Statement”), plus 23,836 outstanding Series A Preferred, as described in the Proxy Statement, converted into Common Stock on a 100:1 basis.

The Reporting Person beneficially owns 5,344,484 shares of Calpian Common Stock, representing 27.7% of the total outstanding Common Stock of Calpian.  These shares consist of:

(i)           1,190,000 shares held of record by the Reporting Person and over which the Reporting Person has sole voting and dispositive power.

(ii)           3,810,000 shares held of record by IRA FBO Harold Montgomery and over which the Reporting Person has sole voting and investment control.

(iii)           47,242 shares held of record by Molly Ann Montgomery 1995 Trust, a trust for the benefit of the Reporting Person’s daughter, and over which the Reporting Person has sole voting and investment control as trustee.

(iv)           47,242 shares held of record by Philip Graham Montgomery 1997 Trust, a trust for the benefit of the Reporting Person’s son, and over which the Reporting Person has sole voting and investment control as trustee.

(v)           150,000 shares held of record by Montgomery Investments, L.P.  Mr. Montgomery is a limited partner in the LP. The general partner of LP is a member of Mr. Montgomery’s immediate family.  The Reporting Person may be deemed to share voting and dispositive power, solely by virtue of his relationship with the General Partner.  Mr. Montgomery disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(vi)           100,000 shares held of record by Montgomery Non-Exempt Marital Trust, utd 01/01/07.  The Reporting Person may be deemed a remainderman of the Trust and may be deemed to share investment and voting control over the shares held by the Trust.  The Reporting Person disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Except for the transactions that are described in this Schedule 13D, the Reporting Person has not effected any transactions in Calpian Common Stock during the sixty days prior to the date of this Schedule 13D, and no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The description in Item 4 above regarding the Purchase Agreements, the Shareholders’ Agreement, and other agreements referred to in Item 4 is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following documents are included as exhibits to this Schedule 13D:

Number	Exhibit

99.1	Purchase Agreement, form of (to purchase outstanding shares of the Company’s Common Stock from selling shareholders). *

99.2	Shareholders’ Agreement between certain of the Company’s shareholders and Cagan Capital, LLC. *

99.3	Lock-up Agreement, form of. *

99.4	Amendment to Lock-up Agreement, dated ____, 20__
________________
*	Filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.

Signatures

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May __, 2011	/s/ Harold H. Montgomery
HAROLD H. MONTGOMERY